

June 14, 2013

Via E-Mail
Dirk Montgomery
Chief Financial Officer
Ascena Retail Group, Inc.
30 Dunnigan Drive
Suffern, NY 10901

> **Re: Ascena Retail Group, Inc.**
> **Form 10-K for the Fiscal Year Ended July 28, 2012**
> **Filed September 26, 2012**
> **File No. 333-168953**

Dear Mr. Montgomery:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 28, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 27

Fiscal 2012 Compared to Fiscal 2011, page 28

Operating Income, page 30

1.   We note your disclosure on page 31 that the fiscal 2012 operating losses of Lane Bryant and Catherines include purchase accounting adjustments associated with the write-up of inventory to fair market value of approximately $10 million and $3 million, respectively.

Please explain to us the nature of these two purchase accounting adjustments to inventory, justify the accounting and cite the supporting literature.

Index to Consolidated Financial Statements and Supplementary Information, page F-1

Consolidated Statements of Cash Flows, page F-5

2.   We note that you present the changes in net assets related to discontinued operations within the operating activities section of your statement of cash flows. Please confirm to us that you do not have any cash flows from investing or financing activities of discontinued operations for fiscal 2012 and fiscal 2013 to date. In your response, also tell us how you classified the cash flow effects of the January 2013 Fashion Bug distribution center sale and the subsequent use of the net proceeds to partially prepay outstanding debt, as disclosed on page 9 of your Form 10-Q for the interim period ended April 27, 2013.

Notes to Consolidated Financial Statements, page F-7

Acquisition-related, Integration and Restructuring Costs

3.   We note the acquisition-related, integration and restructuring costs of $25.4 million (2012), $12.3 million (2011) and $7.4 million (2010) on page 27. We further note that you have incurred $20.1 million of such costs during the nine months ended April 27, 2013. Please revise to provide all of the disclosures required by ASC 420-10-50 for these restructuring costs, as these costs appear to be significant to certain periods in which the costs were recognized or tell us why you believe no revision is required.

Note 2. Basis of Presentation, page F-7

Discontinued Operations, page F-8

4.   We note the disclosure on page eight of your Form 10-Q for the interim period ended April 27, 2013 that the Fashion Bug business ceased operations in February 2013; and that the orderly liquidation of the related net assets is expected to be concluded during the fourth quarter of Fiscal 2013 and result in an immaterial adjustment to goodwill. We further note that the Fashion Bug and Figi's businesses recorded aggregate revenues of $66.4 million for the post-acquisition period in fiscal 2012, and $400.3 million for the nine-months ended April 27, 2013. It appears to us that the Fashion Bug business is expected to be disposed of other than by sale, and that the liquidation or run-off operations have not yet ceased. Please confirm our understanding and, if so, tell us why you have classified the Fashion Bug operations as discontinued in both fiscal 2012 and 2013. In your response, please tell us how you considered the guidance in ASC 205-20-45-1, ASC 360-10-45-15 and EITF Topic No. D-104 to arrive at your conclusion to classify as discontinued operations.

5.   We note that the assets and liabilities relating to discontinued operations have been
        segregated and separately disclosed in the balance sheet since the acquisition date. Please
        advise us of the following with respect to the Fashion Bug disposal group:

    •   To the extent that the assets and liabilities relating to the Fashion Bug business are
        being presented as held for sale under ASC 205-20-50-2, explain to us why you
        believe this disposal group meets the criteria for classification as held for sale under
        ASC 360-10-45-9.

    •   Tell us how you measured this disposal group at the June 14, 2012 acquisition date
        and cite the generally accepted accounting guidance that you followed.

    •   Subsequent to the acquisition date, tell us whether you have applied the Sections ASC
        360-10-35 and ASC 360-10-45 guidance on long-lived assets to be held and used, or
        the guidance on long-lived assets held for sale for this disposal group.

Note 3, Summary of Significant Accounting Policies, page F-9
Leases, page F-14

6.   We note your disclosure that you recognize rent expense for non-cancelable operating
        leases with scheduled rent increases and/or landlord incentives on a straight-line basis
        over the lease term, beginning with the effective lease commencement date. Please tell us
        how you define the effective lease commencement date, including how you considered
        ASC 840-20-25-3 to arrive at your conclusion. Also confirm to us that you will expand
        your disclosure in future filings to clarify the lease commencement date for purposes of
        recognizing rent expense on a straight-line basis over the lease term.

Form 10-Q for the Fiscal Period Ended April 27, 2013

Notes to Consolidated Financial Statements, page 7

Note 4. Acquisitions and Dispositions, page 12

The Charming Shoppes Acquisition, page 12

7.   We note your disclosure that the allocation of the purchase price to the underlying net
        assets remains preliminary at this time given the ongoing sale process of Figis's and that
        the orderly liquidation of Fashion Bug's net assets will not be concluded until the fourth
        quarter of Fiscal 2013. You also disclose that the Company does not expect to finalize its
        valuation of the net assets acquired until the fourth quarter of Fiscal 2013, particularly as
        it relates to these two businesses. Finally, we note that the Company made adjustments to
        goodwill of $17.0 million during the nine months ended April 27, 2013 to more fairly
        reflect the fair value of the underlying net assets acquired. Given that the Company

announced contemporaneously with the closing of the Charming Shoppes Acquisition its
intent to cease operating the acquired Fashion Bug business and sell the acquired Figi
business; and your classification of these two businesses as discontinued operations
subsequent to the June 2012 acquisition date, please advise us of the following:

- To the extent that you have recorded any measurement period adjustments related
  to the Fashion Bug business liquidation and Figi business ongoing sale process
  through the third quarter of Fiscal 2013 and through the fourth quarter of Fiscal
  2013 to date, explain to us why you believe that such adjustments represent
  measurement period adjustments under ASC 805. In your response, tell us both
  the nature and amount of such adjustments (ASC 805-10-50-6(c)) and indicate
  whether such adjustments were the result of new information about facts and
  circumstances that existed at the acquisition date or due to events arising in the
  post-combination period. Please also tell us the reasons why the purchase
  allocation remains incomplete (ASC 805-10-50-6(a)), and identify the assets,
  liabilities, equity interests, or items of consideration for which the initial
  accounting is incomplete (ASC 805-10-50-6(b)).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

Results of Operations, page 28

Nine Months Ended April 27, 2013 compared to Nine Months Ended April 28, 2012,
page 34

Operating Income, page 36

8.   We note your disclosure on page 37 that the operating income (loss) for the nine months
        ended April 27, 2013 of Lane Bryant and Catherines includes adjustments associated
        with the write-up of inventory to fair market value of approximately $15.3 million and
        $4.6 million, respectively. Please explain to us the nature of these two adjustments to
        write-up the value of inventory, and tell us why they were reflected in the operating
        income (loss) of these two business segments. Also tell us how these fiscal 2013
        adjustments compare to or differ from the fiscal 2012 one-time non-cash purchase
        accounting adjustments to write-up inventory to fair market value for these two business
        segments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341or John Archfield at (202) 551-3315 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining